INFINITY ENERGY RESOURCES, INC.

11900 College Blvd., Suite 310

Overland Park, KS 66210

October 6, 2015

BY EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director

Re:	Request for Effectiveness for Infinity Energy Resources, Inc.
Registration Statement on Form S-1 (File No. 333-205081)

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Infinity Energy Resources, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 5:00 P.M. (EDT) on Friday, October 9, 2015, or as soon thereafter as possible.

In connection with this request, the Registrant acknowledges that:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a call or email to me at (913) 948-9512, stan@ifnyoil.com and that the effectiveness also be confirmed in writing. Thank you.

Sincerely yours,

INFINITY ENERGY RESOURCES, INC.

By:	/s/ Stanton E. Ross
Stanton E. Ross
Chief Executive Officer and President